OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70631

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Vienna Capital Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

40 Wall Street 17th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Onesto	347 853-6534	rich@finopsolutior
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.
(Name – if individual, state last, first, and middle name)

80 Washington Street	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vincent DeFilippo _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Vienna Capital Partners, LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ROSEMARY QUAN
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01QU6424427
Qualified in New York County
Commission Expires November 01, 2025

Signature:

Title:
CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Vienna Capital Partners, LLC

FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2024

(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

Vienna Capital Partners, LLC

CONTENTS







LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Member
Vienna Capital Partners, LLC
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vienna Capital Partners, LLC, as of December 31, 2024, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Vienna Capital Partners, LLC as of December 31, 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Vienna Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 10 and 11 has been subjected to audit procedures performed in conjunction with the audit of Vienna Capital Partners, LLC's financial statements. The supplemental information is the responsibility of Vienna Capital Partners, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.

We have served as Vienna Capital Partners, LLC's auditor since 2023.

Norwell, Massachusetts

April 11, 2025

Members of AICPA

80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com

A member of mgiworldwide

Vienna Capital Partners, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

ASSETS

Cash	$	26,801
Investments - U.S. Treasuries		134,215
Investments - Mutual Funds		28,085
Advances to Reps		1,500
Prepaid Expense		111
Total assets	$	190,712

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	5,614
Total liabilities		5,614
Member's equity		185,098
Total liabilities and member's equity	$	190,712

See Accompanying Notes to Financial Statements

2

Vienna Capital Partners, LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2024

Revenues		
Private Placement Fees	$	374,850
Loss on Securities		(82,058)
Interest and Dividends		22,784
Total revenue		315,576
Expenses		
Commissions		162,750
Bank Charges and Fees		670
Advisory Fees		3,693
Regulatory Fees		23,050
Data and Technolgy		45,530
Legal and Professional Fees		110,739
Research Fees		2,500
SIPC Fees		562
Occupancy Cost		96,413
Total expenses		445,907
Net Loss	$	(130,330)

See Accompanying Notes to Financial Statements

3

Vienna Capital Partners, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2024

Member's equity, beginning of year	$ 1,437,161
Contributions	164,300
Distributions to member	(1,286,032)
Net Loss	(130,330)
Member's equity, end of year	$ 185,099

See Accompanying Notes to Financial Statements

Vienna Capital Partners, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2024

Cash flows provided by operating activities	
Net Loss	$ (130,330)
Changes in operating assets and liabilities:	
Increase in Advances to Reps	(1,500)
Increase in Prepaid Expenses	(111)
Increase in Accounts payable and accrued expenses	3,229
	1,618
Net cash used in operating activities	(128,712)
Cash Flows from investing activities	
U.S. Treasuries	1,138,671
Non Marketable Securities	158,828
Investments in Mutual Funds	(28,085)
Net cash provided by investing activities	1,269,414
Cash flows from financing activities	
Contributions by member	164,300
Distributions to member	(1,286,031)
Net cash used in financing activities	(1,121,731)
Net increase in cash	18,971
Cash, beginning of year	7,831
Cash, end of year	$ 26,802

See Accompanying Notes to Financial Statements

5

Vienna Capital Partners, LLC

---

1. Nature of business and summary of significant accounting policies

Nature of Business

Vienna Capital Partners, LLC (the "Company"), a Delaware Limited Liability Corporation established on November 6th, 2020, is a broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC").   The Company is wholly owned by Tomasa Antonia Holdings ("the Parent"). The company received FINRA approval pn November 3rd, 2022

The Company, as a broker-dealer, does not carry margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The Company provides investment banking and consulting services.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Revenue Recognition

The Company recognizes revenue in accordance with ASC-606 Revenue from Contracts with Customers. Revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contracts with the customer, (b) identify the performance obligations in the contract, (c) determining the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

For the year ended December 31, 2024 there were revenues of $374,850 related to business activity all of which was from private placement services recognized at a point in time.

Performance Obligations - Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.
 Revenue from providing private placement services is recognized when earned, which generally occurs as services are performed.

.

Vienna Capital Partners, LLC

---

1. Nature of business and summary of significant accounting policies (continued)

Cash and Cash Equivalents

For the purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2024 the Company had no uninsured cash balances.

Accounts Receivable

The Company recognizes revenue from services and other fees in the period they are earned and are reasonably assured as collectible. Accounts Receivable are reviewed periodically. The Company has not made provisions for bad debt expense or any amount of allowance for uncollectable accounts at year-end since it has determined that there is no need for any write-offs.

Income Taxes

The Company does not record a provision for income taxes because the members report their share of the Company's income or loss on their income tax returns. The financial statements reflect the Company's transactions without adjustment, if any, required for income tax purposes.

The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various. U.S. states and foreign jurisdictions. Generally, the Company is subject to income tax examinations by major taxing authorities for the last three years.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Lease Policies

The Company follows the guidance of Accounting Standards Update (ASU) 2016-02, Leases (ASC Topic 842) and subsequent amendments. ASC 842 affect all companies that enter into lease arrangements, with certain exclusions under limited scope limitations. Under ASU 2016-02, an entity recognizes right-of-use assets and lease obligations on its balance sheet for all leases with a lease term of more than 12 months. Short-term rentals under year-to-year leases or remaining lease terms of 12 months or less are exempt from being capitalized. As of December 31, 2024, the Company did not hold any leases with a term greater than 12 months.

Vienna Capital Partners, LLC

---

2. Net capital requirement

The Company is a member of FINRA and is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Company has elected to compute its net capital requirement pursuant to SEC Rule 15c3-1, which requires minimum net capital of the greater of $100,000 or 6.67% of aggregate indebtedness and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1. At December 31, 2024, the Company's net capital was $181,398 which was $81,398 in excess of its minimum requirement of $100,000.

3. Concentrations of credit risk

In the normal course of business, the Company maintains its cash balances in a financial institution which is insured by the Federal Insurance Corporation ("FDIC"). The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company's account balances that are non-interest-bearing accounts are subject to the Dodd-Frank Walk Street Reform and Consumer Protection Act (the "Act"). The Company's interest-bearing cash balances may exceed the FDIC coverage of $250,000. As of December 31, 2024, the Company did not have balances in excess of insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Vienna Capital Partners, LLC

---

4. Commitments and contingencies

The Company may be exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of any such matters will not have a material effect on the Company's financial position or results of operations. There were no commitments or contingencies at December 31st, 2024.

5. Subsequent events

The Company has evaluated subsequent events through the date of the Independent Registered Public Accounting Firm Report, whereupon the financial statements were issued and determined there are no items to disclose.

6. Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset of liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access. Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly. Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.) As of December 31, 2024, the Company holds six which are classified as level 1 securities.

7. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, Private Placement Services. The company has identified Vincent DeFilippo as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. All revenue segments and significant expenses for the year ended December 31, 2024 is disclosed on the Statement of Operations.

Vienna Capital Partners, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2024

Net capital, member's equity	$	185,098
Less nonallowable assets		
Prepaid Expense		(111)
Advances to Reps		(1,500)
		(1,611)
Net Capital before haircuts on securities positions	$	183,487
Haircuts on securities		(2,089)
Net Capital		181,398
Minimum net capital required (under SEC Rule 15c3-1)		100,000
Excess net capital	$	81,398
Aggregate indebtedness		5,614
Percentage of aggregate indebtedness to net capital		3.09%

There are no material differences between the proceeding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2024.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

December 31, 2024

STATEMENT PURSUANT TO EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company operates pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 – Accordingly, the "Computation for Determination of Reserve Requirements"and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the provision of SEC rule 15c3-3 pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and for the year ended December 31, 2024, the Company was in compliance with the conditions of exemption.



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To The Member
Vienna Capital Partners, LLC
New York, New York

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Vienna Capital Partners, LLC stated that Vienna Capital Partners, LLC's business activities are limited to private placement of securities, capital advisory: assisting issuers to plan for and structure capital market transactions, merger and acquisition services: advising both public and private companies in merger and acquisition initiatives including issuing fairness opinions, wholesaling: sourcing investment for and provide marketing support for third-party broker-dealers, and 144A resales: purchasing unregistered securities from an issuer in a primary offering that is a private placement and simultaneously reselling the same securities the firm purchases from the issuer in resale transactions, and that it has not held customer funds or securities and that Vienna Capital Partners, LLC is classified as "non-covered" pursuant to Footnote 74 to SEC Release 34-70073, dated July 30, 2013 and as discussed in Q&A 8 of the related FAQ issued by SEC state on April 4, 2014. Vienna Capital Partners, LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended without exception. Vienna Capital Partners, LLC management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Vienna Capital Partners, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

LMHS, P.C.

LMHS, P.C.

We have served as Vienna Capital Partners, LLC's auditor since 2023.

Norwell, Massachusetts

April 11, 2025



Members of
AICPA®

80 Washington Street, Building S, Norwell, MA 02061
Phone (781) 878-9111, Fax (781) 878-3666 www.lmhspc.com



A member of
mgiworldwide

12

April 11, 2025

Vienna Capital Partners, LLC

Vienna Capital Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a- 5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of C.F.R § 240.15c3-3, and

(2) Firm will not claim an exemption from SEA Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff because it engages in private placements of securities (on a best-efforts basis only); capital advisory: assisting issuers to plan for and structure capital markets transactions; merger and acquisition services: advising both public and private companies in merger and acquisition initiatives including issuing fairness opinions; wholesaling: sourcing investment for and provide marketing support to third-party broker-dealers; and 144A resales: purchasing unregistered securities from an issuer in a primary offering that is a private placement and simultaneously reselling the same securities the firm purchases from the issuer in resale transactions, and

(3) The Firm has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts throughout the most recent fiscal year without exception.

Vienna Capital Partners, LLC.

I, Vincent DeFilippo, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Vincent DeFilippo
CEO